Exhibit 35.2

Servicer Compliance Statement of Deere Credit Services, Inc.

I, Steven N. Owenson, Senior Vice President and Controller of Deere Credit Services, Inc., state:

A review of Deere Credit Services, Inc.’s activities for the period from November 4, 2019 through November 1, 2020 (the “Reporting Period”) and of Deere Credit Services, Inc.’s performance under the Sale and Servicing Agreement dated as of March 13, 2019 among John Deere Capital Corporation, John Deere Receivables, Inc. and John Deere Owner Trust 2019 has been made under my supervision, and to the best of my knowledge based on such review, Deere Credit Services, Inc. has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 11, 2021		Deere Credit Services, Inc.

	By:	/s/ Steven N. Owenson
Steven N. Owenson
Senior Vice President and Controller